(212) 701-3412


                                                                  August 1, 2006


               Re:  Security Capital Assurance Ltd.
                    Form S-1, Amendment 8
                    Filed July 21, 2006
                    File No. 333-133066

Ladies and Gentlemen:

         On behalf of Security Capital Assurance Ltd, a Bermuda company (the "COMPANY"), and pursuant to the provisions of the Securities Act of 1933, as amended, we have filed by EDGAR transmission amendment No. 8 to the registration statement on Form S-1 (File No. 333-133066) ("AMENDMENT NO. 8"). The registration statement was initially filed on April 7, 2006 (such initial filing, together with Amendment No. 1 filed on May 24, 2006, Amendment No. 2 filed on May 26, 2006, Amendment No. 3 filed on June 22, 2006, Amendment No. 4 filed on July 11, 2006, Amendment No. 5 filed on July 17, 2006, Amendment No. 6 filed on July 24, 2006 and Amendment No. 7 filed on July 27, 2006, being herein referred to as the "REGISTRATION STATEMENT").

         In addition, this letter sets forth the responses of the Company to the comments raised by the staff of the Securities and Exchange Commission (the "STAFF") in Jeffrey Riedler's letter dated July 31, 2006 to Mr. Paul S. Giordano. As discussed, we have keyed our response to the Staff's comments to the comment numbers referenced in the Staff's comment letter.

FORM S-1

GENERAL

         1. RESPONSE: The Company has amended its confidential treatment request in light of Jeffrey Riedler's letter regarding the confidential treatment request dated July 31, 2006. The Company has provided responses to the Staff's comments in a separate letter and has supplementally provided a copy of the amended confidential treatment request to the Staff.

EXHIBITS 5.1 AND 8.2:  LEGAL AND TAX OPINIONS OF CONYERS DILL & PEARMAN

         2. RESPONSE: Revised versions of Exhibits 5.1 and 8.2 have been filed with the SEC in response to the Staff's comment.

         3. RESPONSE: A revised version of Exhibit 5.1 has been filed with the SEC in response to the Staff's comment. In consultation with the Company's Bermuda counsel, Conyers Dill & Pearman, revised language relating to the register of members has been included in the revised version of Exhibit 5.1.

                                      * * *

         Comments or questions regarding any matters with respect to Amendment No. 8 may be directed to me at (212) 701-3412.


                                                Very truly yours,

                                                /s/ Michael A. Becker

                                                Michael A. Becker

Enclosures

cc:   Song Brandon
               Securities and Exchange Commission

      Paul S. Giordano
               Security Capital Assurance Ltd

      Lee A. Meyerson
               Simpson Thacher & Bartlett LLP


VIA EDGAR TRANSMISSION AND BY HAND

Mr. Jeffrey Riedler
Division of Corporation Finance
Mail Stop 6010
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549-0405